

SECURIT 03002063 IISSION

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SEC FILE NUMBER
8 - 39140

ANNUAL AUD ED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2003 WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brahman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 22nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Hochfelder (212) 681-9797
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Hochfelder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brahman Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

JILL C. GANEY
Notary Public, State of New York
No. 01GA5041019
Qualified in Suffolk County
Commission Expires 3/27/03

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRAHMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

BRAHMAN SECURITIES, INC.

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-997-0500/Fax 212-730-6892
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Brahman Securities, Inc.

We have audited the accompanying statement of financial condition of Brahman Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brahman Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

New York, New York
January 22, 2003

BRAHMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 2,335,218
Investment in securities, at fair value (cost $76,100)	38,100
Receivable from clearing broker	721,433
Due from employees and affiliates	12,474
Office equipment and leasehold improvements, net	358,460
Other assets	94,500
	$ 3,560,185
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued payroll and related liabilities	$ 1,675,000
Accounts payable and accrued expenses	206,449
Accrued retirement plan contributions	365,778
Total liabilities	2,247,227
Commitments and contingencies	
Stockholders' equity	
Common stock, no par value, authorized 200 shares, issued and outstanding 6 shares	153,000
Additional paid-in capital	609,500
Retained earnings	550,458
Total stockholders' equity	1,312,958
	$ 3,560,185

See accompanying notes to financial statements.

BRAHMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Brahman Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily comprised of agency commissions.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investment in Securities at fair value

The Company's investment in securities are comprised of 5,500 warrants of the National Association of Securities Dealers, Inc. The Company's management valued these investments at estimated fair value.

Office equipment and leasehold improvements

Office equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office equipment	7 years	Declining-method
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition From Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company's stockholders have elected to treat the Company as an "S" Corporation. As such, the individual stockholders are liable for the federal and state taxes on corporate income and receive the benefit from corporate loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Office equipment and leasehold improvements

Details of office equipment and leasehold improvements at December 31, 2002 are as follows:

Office equipment	$ 867,138
Leasehold improvements	34,274
	901,412
Less accumulated depreciation and amortization	542,952
	$ 358,460

4. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $808,000, which was approximately $658,000 in excess of its minimum requirement of approximately $150,000.

5. Off balance-sheet risk

Pursuant to clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

6. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Related party transactions

Due from employees and affiliates are due on demand and are non-interest bearing.

In 2002, commission revenues include approximately $8,385,000, earned from related parties, which are partnerships in which the Company's stockholders have a general partnership interest.

9. Commitments

The Company is obligated under an office lease which expires on July 15, 2011. The lease payments include fixed rent and is subject to additional rent. Future minimum annual payments under these leases are as follows:

Year Ending December 31,	
2003	$ 387,000
2004	387,000
2005	387,000
2006	387,000
2007	387,000
Thereafter	1,393,200
	$ 3,328,200

Rent expense was approximately $409,000 for the year ended December 31, 2002.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000. In the event that net capital falls below $150,000, the Company's stockholders have personally guaranteed all obligations to the clearing broker.

10. Retirement plan

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Company's Board of Directors and are funded when accrued. Contributions for the year ended December 31, 2002 were approximately $370,000, and is included in employee compensation and benefits.